UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-37540
Hostess Brands, Inc.

(Exact name of registrant as specified in its charter)

7905 Quivira Road
Lenexa, KS 66215
(816) 701-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrant to purchase one-half of one share of Class A common stock at an exercise price of $5.75 per half share with an expiration date of November 4, 2021

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.0001

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Hostess Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2021

By: /s/ Jolyn J. Sebree
Name: Jolyn J. Sebree
Title: Senior Vice President